UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For October 14, 2008
BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
(Exact name of Registrant as specified in its charter)
Plaza de San Nicolás 4
48005 Bilbao
Spain
011-34-91-537-7000
011-34-91-374-6000
(Address and telephone number of Registrant’s principal executive office)
BBVA INTERNATIONAL PREFERRED, S.A. UNIPERSONAL
(Exact name of Registrant as specified in its charter)
Gran Vía, 1
48005 Bilbao
Spain
011-34-91-537-7000
011-34-91-374-6000
(Address and telephone number of Registrant’s principal executive offices)
BBVA U.S. SENIOR, S.A. UNIPERSONAL
Gran Vía, 1
48005 Bilbao
Spain
011-34-91-537-7000
011-34-91-374-6000
(Address and telephone number of Registrant’s principal executive offices)
BBVA SUBORDINATED CAPITAL, S.A. UNIPERSONAL
Gran Vía, 1
48005 Bilbao
Spain
011-34-91-537-7000
011-34-91-374-6000
(Address and telephone number of Registrant’s principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐                    No ☑
The information contained in this Report is incorporated by reference into Registration Statement Nos. 333-144784, 333-144784-01, 333-144784-02 and 333-144784-03.

SIGNATURES
SIGNATURES
Index to Exhibits
Exhibit 1.2

Explanatory Note
This 6-K contains the following exhibit, which is hereby incorporated by reference as Exhibit 1.2 to Registration Statement Nos. 333-144784, 333-144784-01, 333-144784-02 and 333-144784-03.

Item 1.2	Form of Underwriting Agreement for Preferred Securities

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 14, 2008

Banco Bilbao Vizcaya Argentaria, S.A.
By:	/s/ Pedro Ma Urresti Laca
	Name:	Pedro Ma Urresti Laca
	Title:	Authorized representative of Banco Bilbao Vizcaya Argentaria, S.A.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 14, 2008

BBVA International Preferred, S.A. Unipersonal
By:	/s/ Juan Isusi Garteiz Gogeascoa
	Name:	Juan Isusi Garteiz Gogeascoa
	Title:	Authorized representative of BBVA International Preferred, S.A. Unipersonal
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 14, 2008

BBVA U.S. Senior, S.A. Unipersonal
By:	/s/ Juan Isusi Garteiz Gogeascoa
	Name:	Juan Isusi Garteiz Gogeascoa
	Title:	Authorized representative of BBVA U.S. Senior, S.A. Unipersonal
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 14, 2008

BBVA Subordinated Capital, S.A. Unipersonal
By:	/s/ Juan Isusi Garteiz Gogeascoa
	Name:	Juan Isusi Garteiz Gogeascoa
	Title:	Authorized representative of BBVA Subordinated Capital, S.A. Unipersonal

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
BBVA INTERNATIONAL PREFERRED, S.A. UNIPERSONAL
Index to Exhibits

Exhibit Number

1.2	Form of Underwriting Agreement for Preferred Securities